Exhibit 99.2

Volta Industries, Inc. and Tortoise Acquisition Corp. II Merger Call

COMPANY PARTICIPANTS

●	Vince Cubbage, Chairman, and CEO, Tortoise Acquisition Corp. II
●	Stephen Pang, Director & Chief Financial Officer , Tortoise Acquisition Corp. II
●	Scott Mercer, Founder and CEO of Volta Industries, Inc.
●	Chris Wendel, Co-Founder & President, Volta Industries, Inc.
●	Drew Lipsher, Chief Strategy Officer, Volta Industries, Inc.

PRESENTATION

OPERATOR:

Welcome to the Volta Industries, Inc. and Tortoise Acquisition Corp. II pre-recorded business combination conference call. I would now like to introduce the call’s first speaker, Drew Lipsher, Chief Strategy Officer of Volta Industries.

DREW LIPSHER:

Good morning and thank you for joining us.  Today is a landmark day for Volta as we announce our business combination with Tortoise Acquisition Corp. II. Joining me on today’s conference call are Vince Cubbage, Chairman & Chief Executive Officer, of Tortoise Acquisition Corp. II, Scott Mercer, Founder and CEO of Volta Industries, Chris Wendel, Co-Founder & President of Volta Industries, and Stephen Pang, Chief Financial Officer of Tortoise Acquisition Corp. II.

It is important to remind those listening that today’s call may include forward-looking statements, including, but not limited to, Volta Industries, Inc.’s and Tortoise Acquisition Corp. II’s expectations or predictions on financial and business performance and conditions, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as of today, February 8, 2021 as to the outcome and timing of future events, but are subject to numerous risks and uncertainties, and they are not guarantees of future performance.

I encourage you to read the press release issued today and Tortoise Acquisition Corp. II’s filings with the SEC for a discussion of the risks that can affect the business combination, Volta Industries’ business, and the business of the combined company after completion of the proposed business combination.

Volta Industries and Tortoise Acquisition Corp. II are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

And now I would like to introduce Vince Cubbage.

VINCE CUBBAGE:

Thank you, Drew, and welcome, everyone. I am Vince Cubbage, Chairman & CEO of Tortoise Acquisition Corp. II. We are very pleased to announce our planned business combination with Volta Industries.

When we formed our company in September 2020, we had a clear focus: to search for a target business in the energy transition or sustainability arena, specifically focusing on industries developing innovative solutions to decarbonize and meet critical emission reduction objectives. We evaluated many businesses, looking for the ideal opportunity where our expertise and capital would be the catalyst needed to unlock the full potential of a high-growth business with a differentiated value proposition. We have found just that opportunity with Volta.

Volta is a clear leader in EV charging infrastructure with reliable unit economics and a unique multi revenue stream business model. Volta has positioned itself as a top-of-mind company in this sector, and is led by an exceptional management team.

We are thrilled that they chose us as their partner to help realize and accelerate the company’s vision.  We are looking forward to supporting them as they continue to expand their public charging network and contribute to a brighter and cleaner energy future.

And now I am very pleased to introduce Scott Mercer, Volta’s Founder and CEO.

SCOTT MERCER:

Thank you, Vince, and thanks to all of you for taking the time to be on this call.

I founded Volta a decade ago out of a fascination about how electric mobility would fundamentally reshape transportation - and by extension - consumer behavior.  After studying early business models in charging, we built Volta as a counter-thesis to what we concluded were unsustainable early models.  Our hypothesis was that to be long-term sustainable and create returns for investors, Volta had to enable a new commerce-centric ecosystem around transportation, rather than merely building infrastructure to replicate the gas-fueling experience we all grew up with.  We concluded that partnering with our property partners, drivers and brands provided the most effective returns model and also the best proselytization engine for EV adoption.

Using that hypothesis and business model we have been building a nationwide electric vehicle charging network for the last decade which distinguishes itself with what we believe to be the industry-leading utilization and unit economics.

Strategically located in places where consumers already spend their time and money, Volta’s charging stations are currently among the most used electric vehicle charging stations in the United States. Volta is bringing communities the means of building a sustainable fueling network for the 21st century and replacing combustion-fueled vehicle miles with electric ones.

Today marks a significant milestone in Volta’s history.

The electrification of mobility is one of the largest infrastructural shifts of our generation. With this shift to EV, drivers will expect a convenient and reliable vehicle charging network. Volta is well positioned to anchor the infrastructure change, transforming fueling locations away from standalone gas stations to essential businesses and retail locations in the community where consumers live and work. Volta’s EV charging network is uniquely poised to capture the consumer spending shifts that will accompany our society’s shift from carbon-based fuels to electricity. In fact, with strategic locations in front of essential businesses such as grocery stores, pharmacies, banks and hospitals, our charging stations already are among those that deliver the highest utilization in the United States.

Unique to the EV market, Volta’s business model centers around evolving spending habits caused by the move to electric vehicles by building a charging infrastructure that reinforces desired behaviors at each location. Volta’s charging stations feature large, eye-catching digital displays that function as a sophisticated media network, providing brands a way to reach millions of shoppers moments before they enter the store. These sponsor-supported charging stations provide low-cost energy to customers who can plug in their vehicles where and when they shop.

Our business partners who install Volta’s charging stations typically experience immediate returns; they report an increase in spend, dwell time and engagement on site. Currently located in 23 states and over 200 municipalities, our approach has gained significant acceptance and penetration in the market.

Against this backdrop, the combined company that we are announcing today will allow for a significant investment in product, engineering, and network infrastructure, just as our industry is experiencing increasing growth as consumers begin to gravitate to electric vehicles.

And now I’d like to introduce my Co-Founder and President, Chris Wendel.

CHRIS WENDEL:

Thanks, Scott. Good morning.

Tortoise Acquisition Corp. II was launched by a team of long-term ESG investors with a proven track record. We are excited that they are partnering with us in this critical step to accelerate the build-out of our charging station network and drive significant financial results for our shareholders.

As we look to the future, Volta is building a data- and demand-driven charging network that matches electric vehicle charging to new consumer habits generated by the switch to electric vehicles. Our business model is unique, with multiple revenue streams designed to support favorable margins. In addition, compelling unit economics can help drive this revenue diversity forward.  When these factors are coupled with our skill in running a network of chargers that are highly utilized, and with a highly visible property pipeline, we feel that Volta is well-positioned for significant growth in a rapidly escalating market.

There are multiple value components associated with Volta sites, including revenue opportunities around network development, charging operations and behavior and commerce.  This value compounds with network growth, EV adoption and brand awareness.  With stations already delivering IRR’s in the mid 40%, and having the potential to grow significantly as the network scales, we expect further improved economics as EV charging demand increases.

We currently have over 450 sites, 1,500 stations and 3,000 screens installed – and a further 470 sites, 1,100 stations and 2,200 screens contracted and in construction.  In addition to this footprint, Volta has developed a pipeline of over 5,000 sites, 10,000 stations and 20,000 screens.  This provides us with sustained line of sight development and demonstrates the growing growth opportunity for the company.

Volta has already experienced significant growth as consumer interest in environmental initiatives takes hold across the country. Even in 2020, with the pandemic disrupting the economy, Volta ended the year experiencing ~50% revenue growth, underscoring its diversified and resilient revenue stack. Our portfolio of long-term agreements with key site partners provides sustained visibility into the future for network development.

We expect to see sustained revenue growth over the next five years driven by the network effects of scale and EV adoption which will help power our returns.  We believe our diversified revenue stack will create a sustainably higher gross margin profile and will lead to EBITDA breakeven by the end of 2022 on current forecasts. With the proceeds from this transaction, we anticipate that Volta’s current forward 5-year business plan is fully funded.

I’d now like to introduce Stephen Pang, Chief Financial Officer of Tortoise Acquisition Corp. II, who will discuss the details of the transaction.

STEPHEN PANG:

Thank you, Chris.

The pro forma enterprise value of the transaction is estimated to be $1.4 billion at closing.  The company will receive $645 million of proceeds from an upsized $300 million PIPE, along with cash held in trust assuming no public shareholders of Tortoise Acquisition Corp. II exercise their redemption rights.

This transaction positions Volta with a strong balance sheet, and approximately $600 million of proceeds net of transaction fees to fully fund the business model through cash flow positive.

These funds will be used to accelerate network growth, product commercialization and production, operational growth and for general corporate purposes. The Boards of Directors of both Tortoise Acquisition Corp. II and Volta Industries Inc. unanimously approved the transaction. It is important to note that all existing shareholders and investors, including management, are rolling 100% of their equity and will continue to hold their equity ownership in the combined company, reflecting our ongoing confidence and commitment to the business.

Our transaction’s pro forma enterprise value of $1.4bn represents what we believe to be an attractive entry point relative to recently announced public SPAC EV charging transactions as well as relative to the broader peer set, which we define as a combination of other EV charging companies, energy technology companies and EV technology companies. We believe Volta is well positioned with exceptional revenue growth, compelling gross margins and a path to near term EBITDA compared to public charging peers.

Completion of the proposed transaction is subject to customary closing conditions and is expected to be completed around the end of the second quarter of 2021.

Let me hand the call back to Scott to provide some closing remarks.

SCOTT MERCER:

Thanks, Stephen.

Volta is well positioned to take advantage of the EV market opportunity that is capitalizing on transformational trends.  We have been in this business from the beginning of the industry and built our company from the ground up to take full advantage of the opportunity.

Our differentiated and unique EV charging business model is centered around the evolving spending habits caused by the move to electric vehicles by building a charging infrastructure that reinforces desired behaviors at each location.

Our model and sites provide compelling revenue diversity and strong unit economics.  Volta is a preferred partner to multiple constituents, recognized as delivering the highest charging utilization amongst our competitors.

We have a highly visible site pipeline that creates what we believe is a predictable growth path into the future.

We believe all of this rolls up into a compelling financial opportunity with sustained revenue growth and we are very excited about the transaction with Tortoise and our ability to fully execute against our growth plans and enter the public markets.  We look forward to speaking with you in the near future.

DREW:

This concludes our call today. On behalf of all our colleagues at Tortoise Acquisition Corp. II and at Volta Industries, thank you for joining us on this call.

OPERATOR:

That concludes today’s conference call. Thank you for joining. You may now disconnect.

(Program ends)

10